UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 3, 2016

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51446	02-0636095
(State of Incorporation)	(Commission File Number)	(IRS employer identification no.)

121 South 17th Street
Mattoon, Illinois	61938-3987
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (217) 235-3311

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[X]    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[    ]    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[    ]    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On December 3, 2016, Consolidated Communications Holdings, Inc. (the “Company”), Falcon Merger Sub, Inc., a newly formed Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and FairPoint Communications, Inc., a Delaware corporation (“FairPoint”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things, a business combination whereby Merger Sub will merge with and into FairPoint, with FairPoint as the surviving entity (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub will cease, and FairPoint will continue as the surviving corporation and a wholly-owned subsidiary of the Company.

At the effective time of the Merger, each share of common stock, par value $0.01 per share, of FairPoint issued and outstanding immediately prior to the effective time of the Merger (other than (i) shares held in treasury or owned directly by the Company, any Subsidiary of the Company, Merger Sub or Parent (other than shares in trust accounts, managed accounts and the like or shares held in satisfaction of a debt previously contracted), and (ii) shares held by stockholders who have properly made and not withdrawn a demand for appraisal rights under Delaware law) will be converted into and become the right to receive 0.7300 shares of common stock, par value $0.01 per share, of the Company and cash in lieu of fractional shares, less any applicable taxes required to be withheld, all as set forth in the Merger Agreement.

The Merger is subject to various customary closing conditions, including, but not limited to, (i) approval by the Company’s stockholders and FairPoint’s stockholders, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) federal and state regulatory approvals, (iv) the absence of any order, injunction, statute, rule, regulation or decree prohibiting, precluding, restraining, enjoining or making illegal the consummation of the Merger, (v) the accuracy of the representations and warranties of each party, (vi) performance, in all material respects, of all obligations and compliance with, in all material respects, agreements and covenants to be performed or complied with by each party, (vii) declaration of effectiveness of the Registration Statement on Form S-4 to be filed by the Company, (viii) FairPoint holding a minimum cash amount as of the effective time of the merger, and (ix) the approval of the listing of additional shares of Company common stock to be issued to FairPoint’s stockholders.

The Company, Merger Sub and FairPoint have made customary representations, warranties and covenants in the Merger Agreement, including FairPoint agreeing not to solicit alternative transactions or, subject to certain exceptions, to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction. The Merger Agreement contains certain termination rights for both the Company and FairPoint, and further provides that, upon termination of the Merger Agreement under certain circumstances, FairPoint may be obligated to pay the Company a termination fee of $18,900,000 and, upon termination of the Merger Agreement under certain other circumstances, the Company may be obligated to pay FairPoint a termination fee of $18,900,000.

As of the effective time, each option to purchase shares of FairPoint common stock or other right to purchase FairPoint common stock under any FairPoint stock plan (each, a “Company Option”), to the extent outstanding and unexercised immediately prior thereto, shall become fully vested and shall, subject to certain conditions set forth in the Merger Agreement, without any action on the part of any holder thereof, be automatically canceled in exchange for the right to receive, as soon as reasonably practicable following the effective time, that number of shares of Company common stock as is equal to the option consideration (as defined in the Merger Agreement).

As of the effective time, each performance award granted under any FairPoint stock plan (each, a “Performance Award”), to the extent outstanding immediately prior thereto, shall become fully vested (at the 100% level) and shall, without any action on the part of any holder thereof, be automatically canceled in exchange for the right to receive, as soon as reasonably practicable following the effective time, the number of shares of Company common stock equal to the performance award consideration (as defined in the Merger Agreement).

As of the effective time, each restricted share award granted under any FairPoint stock plan, to the extent outstanding and subject to vesting or forfeiture conditions (whether time-based or performance-based), shall become fully vested or released from such forfeiture conditions as of the effective time and shall be treated as a share of FairPoint common stock for all purposes of the Merger Agreement.

In connection with the execution of the Merger Agreement, Consolidated Communications, Inc., a wholly-owned subsidiary of the Company (“CCI”), entered into a Commitment Letter, dated December 3, 2016 (the “Commitment Letter”), from (i) Morgan Stanley Senior Funding, Inc., (ii) The Bank of Tokyo-Mitsubishi UFJ, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc. (collectively, “MUFG”) and/or any other affiliates or subsidiaries as MUFG collectively deems appropriate to provide the services referred to therein, (iii) TD Securities (USA) LLC, (iv) The Toronto-Dominion Bank, New York Branch, and (v) Mizuho Bank, Ltd. (collectively, the “Lead Arrangers”). The Commitment Letter provides for a senior secured incremental term loan facility in an aggregate principal amount that will yield up to $865,000,000 in gross proceeds to CCI (the “Incremental Term Loan Facility”) and senior unsecured term loan facility in an aggregate principal amount that will yield up to $70,000,000 in gross proceeds to CCI (the “Unsecured Term Loan Facility”, together with the Incremental Term Loan Facility, collectively, the “Term Loan Facilities”). The Term Loan Facilities can be used to finance, in part, and pay the fees and expenses in connection with, the transactions contemplated by the Merger Agreement and to repay existing indebtedness of FairPoint, with any remaining portion expected to be financed with cash on-hand or other sources of liquidity in an amount to be determined.

Pursuant to the terms of the Commitment Letter, the definitive agreement to be entered into with respect to the Incremental Term Loan Facility will contain (a) representations and warranties applicable to CCI and its subsidiaries that are the same as the representations and warranties in the Third Amended and Restated Credit Agreement, dated as of October 5, 2016, among the Company, CCI, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent and other agents party thereto (the “Credit Agreement”), and (b) covenants that are the same as those contained in the Credit Agreement. The Incremental Term Loan Facility will mature on the date that is seven years after the effective date of the Merger, provided that unless CCI’s 6.50% Senior Notes due 2022 (the “Senior Notes”) are repaid in full or redeemed in full, in each case, in a manner permitted under the Credit Agreement and the Incremental Facility Amendment (as defined in the Credit Agreement) pursuant to which the Incremental Term Loan Facility is effected (and, if repaid or redeemed with proceeds of indebtedness such indebtedness shall have a maturity date on or after March 31, 2024) on or prior to March 31, 2022, such maturity date of the Term Loan Facility shall be March 31, 2022. The Incremental Term Loan Facility will be secured on a pari passu basis with the existing credit facilities under the Credit Agreement.

The definitive financing documentation for the Unsecured Term Loan Facility shall contain the terms set forth in the Commitment Letter, subject to the right of the Lead Arrangers to exercise certain market flex provisions as agreed by CCI and the Lead Arrangers and, to the extent any other terms are not expressly set forth in the Commitment Letter, will (i) be negotiated in good faith within a reasonable time period to be determined based on the expected effective date of the Merger taking into account the timing of the syndication of the Unsecured Term Loan Facility and the pre-closing requirements of the Merger and (ii) contain such other terms as CCI and the Lead Arrangers shall reasonably agree, it being understood and agreed that the Unsecured Term Loan Financing Documentation shall be substantially similar to the Credit Agreement, provided that such terms shall be, among other things, subject to (i) modifications to take into account the unsecured nature of the Unsecured Term Loan Facility, (ii) modifications to reflect changes in law or accounting standards since the date of the Credit Agreement and (iii) modifications to reflect operational, agency and administrative requirements of the administrative agent under the Credit Agreement. The Unsecured Term Loan Facility will mature on the date that is seven years and six months after the effective date of the Merger. The Unsecured Term Loan Facility will be guaranteed on a senior basis by each entity that guarantees the indebtedness the Credit Agreement, including FairPoint and its subsidiaries.

The commitments under the Unsecured Term Loan Facility shall be automatically and permanently reduced to zero and cancelled if, within 90 days following the date of the Commitment Letter, CCI obtains an amendment, reasonably satisfactory to the Lead Arrangers, to the terms of the Credit Agreement (and such amendment goes effective within such period) (the “Amendment”) allowing for an additional aggregate amount of at least $70,000,000 to be incurred as a senior secured incremental term loan credit facility pursuant to Section 2.21 of the Credit Agreement and the commitments to provide the Incremental Term Loan Facility shall be automatically and permanently increased, on a pro rata basis, by an amount equal to $70,000,000 upon effectiveness of the Amendment. The Company expects to promptly seek the Amendment.

The closing of the Term Loan Facilities will be subject to the satisfaction of certain conditions, the negotiation and execution and delivery of definitive loan documentation for the Term Loan Facilities, all as more fully set forth in the Commitment Letter.

The foregoing descriptions of the Merger Agreement and the Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Commitment Letter, respectively, copies of which will be submitted in a future filing.

Item 7.01. Regulation FD Disclosure.

On December 5, 2016, the Company and FairPoint issued a joint press release announcing that they had entered into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition, on December 5, 2016, the Company intends to provide supplemental information regarding the proposed transaction to investors and analysts, a copy of the written materials for which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Safe Harbor

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements in this filing are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of the Company and FairPoint, both separately and as a combined entity. There are a number of risks, uncertainties, and conditions that may cause the actual results of the Company and FairPoint, both separately and as a combined entity, to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include the timing and ability to complete the proposed acquisition of FairPoint by the Company, the expected benefits of the integration of the two companies and successful integration of FairPoint’s operations with those of the Company and realization of the synergies from the integration, as well as a number of factors related to the respective businesses of the Company and FairPoint, including economic and financial market conditions generally and economic conditions in the Company’s and FairPoint’s service areas; various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; liability and compliance costs regarding environmental regulations; the possibility of disruption from the integration of the two companies making it more difficult to maintain business and operational relationships; the possibility that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the closing conditions; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and diversion of management’s attention from ongoing business operations and opportunities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the Company’s and FairPoint’s respective filings with the SEC, including the Annual Report on Form 10-K of the Company for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, under the heading “Item 1A—Risk Factors,” and the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2015, which was filed with the SEC on March 2, 2016, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of the Company and FairPoint. Many of these circumstances are beyond the ability of the Company and FairPoint to control or predict. Moreover, forward-looking statements necessarily involve assumptions on the part of the Company and FairPoint . These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and FairPoint, and their respective subsidiaries, both separately and as a combined entity to be different from those expressed or implied in the forward-looking statements. All forward-looking statements attributable to us or persons acting on the respective behalf of the Company or FairPoint are expressly qualified in their entirety by the cautionary statements that appear throughout this filing. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, each of the Company and FairPoint disclaim any intention or obligation to update or revise publicly any forward-looking statements. You should not place undue reliance on forward-looking statements.

Important Merger Information and Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, the Company and FairPoint will file relevant materials with the SEC. The Company will file a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and FairPoint and which also constitutes a prospectus of the Company. The Company and FairPoint will mail the final joint proxy statement/prospectus to their respective stockholders. Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The joint proxy statement/prospectus and other relevant documents that have been or will be filed by the Company and FairPoint with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Secretary.

The Company, FairPoint and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its definitive proxy statement, which was filed with the SEC on March 28, 2016. Information about the directors and executive officers of FairPoint is set forth in its definitive proxy statement, which was filed with the SEC on March 25, 2016. These documents can be obtained free of charge from the sources listed above. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus the Company and FairPoint will file with the SEC when it becomes available.

Item 9.01. Financial Statements and Exhibits.

(d)  Exhibits

No.	Description
99.1	Press release dated December 5, 2016
99.2	Investor/Analyst Presentation Materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 5, 2016
Consolidated Communications Holdings, Inc.

	By:	/s/ Steven L. Childers
Name: Steven L. Childers Title: Chief Financial Officer

EXHIBIT INDEX

No.	Description
99.1	Press release dated December 5, 2016
99.2	Investor/Analyst Presentation Materials